UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                                   TANOX, INC.
                                ----------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   87588Q 10 9
                                 --------------
                                 (CUSIP Number)


                                 August 3, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)


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CUSIP No. 87588Q 10 9                                          PAGE 2 of 8 PAGES

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1.      NAME OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Cheyne Capital Management (UK) LLP

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------- ----------------------------------------------------------------------
3.      SEC USE ONLY

--------- ----------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                England & Wales

----------------------- ----- --------------------------------------------------
   NUMBER OF            5.         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           0
   OWNED BY
     EACH               ----- --------------------------------------------------
  REPORTING             6.         SHARED VOTING POWER
 PERSON WITH                            0

                        ----- --------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                        0

                        ----- --------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                0%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
                IA

--------------------------------------------------------------------------------


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CUSIP No. 87588Q 10 9                                          PAGE 3 of 8 PAGES

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Cheyne General Partner Inc.

-------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------- ----------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                England & Wales

--------------------------------------------------------------------------------
   NUMBER OF            5.         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           0
   OWNED BY
     EACH               ----- --------------------------------------------------
  REPORTING             6.         SHARED VOTING POWER
 PERSON WITH                            0

                        ----- --------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                        0

                        ----- --------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                0%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
                CO

--------------------------------------------------------------------------------


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                                                               PAGE 4 of 8 PAGES


Item 1.     (a)  Name of Issuer:

                      Tanox, Inc.

            (b) Address of Issuer's Principal Executive Offices:

                       10301 Stella Link
                       Houston, Texas 77025

Item 2.     (a)  Name of Person Filing:

                        This Schedule 13G is being filed jointly by Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

            (b) Address of Principal Business Office or, if none, Residence:

                        The address of Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 3DH, England.

                        The address of Cheyne General Partner Inc. is Walker House, Mary Street, PO Box 908GT, Grand Cayman, Cayman Islands.

            (c)  Citizenship:

                        Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales.

                        Cheyne General Partner Inc. is a Cayman Islands corporation.

            (d) Title of Class of Securities:

                        Common Stock, $0.01 par value per share

            (e) CUSIP Number:

                        87588Q 10 9

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ]  Broker or dealer registered under Section 15 of the Act.
            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
            (e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
                     * Cheyne Capital Management(UK) LLP only.
            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).


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                                                               PAGE 5 of 8 PAGES


            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

            (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a) Amount Beneficially Owned:                             0 shares

            (b) Percent of Class:                                      0%

            (c) Number of Shares as to which the person has:

                (i)   sole power to vote or direct the vote:           0 shares
                (ii)  shared power to vote or direct the vote:         0 shares
                (iii) sole power to dispose or direct the
                        disposition of:                                0 shares
                (iv)  shared power to dispose or direct the
                        disposition of:                                0 shares

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].**

            ** Each of Cheyne Capital Management (UK) LLP ("CCMUK"), as an investment manager of Cheyne Special Situations Fund L.P.("CLP"), and Cheyne General Partner Inc. ("CGP"), as the general manager of CLP, previously reported ownership on behalf of CLP, a Cayman Islands limited partnership and the direct beneficial owner of the shares. Each of CCMUK and CGP previously disclaimed beneficial ownership of the shares, except to the extent of any pecuniary interest therefrom.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                 Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                 Not applicable.


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                                                               PAGE 6 of 8 PAGES


Item 9.     Notice of Dissolution of Group.

                 Not applicable.

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               PAGE 7 of 8 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Date:  August 8, 2007



                                  CHEYNE CAPITAL MANAGEMENT (UK) LLP


                                  By       /s/ Simon James
                                      ------------------------------
                                        Name:  Simon James
                                        Title: Chief Compliance Officer



                                  CHEYNE GENERAL PARTNER INC.


                                  By       /s/ Daniele Hendry
                                      ------------------------------
                                        Name:  Daniele Hendry
                                        Title: Director


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                                                               PAGE 8 of 8 PAGES


                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Tanox, Inc., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 8 day of August, 2007.



                                  CHEYNE CAPITAL MANAGEMENT (UK) LLP


                                  By       /s/ Simon James
                                      ------------------------------
                                        Name:  Simon James
                                        Title: Chief Compliance Officer



                                  CHEYNE GENERAL PARTNER INC.


                                  By       /s/ Daniele Hendry
                                      ------------------------------
                                        Name:  Daniele Hendry
                                        Title: Director